UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 SCHEDULE 13D

(Amendment No. ___)*

 Under the Securities Exchange Act of 1934

Energy XXI Ltd
(Name of Issuer)
Common Stock, par value $0.005 per share
(Title of Class of Securities)
G10082140
(CUSIP Number)
Mr. Jonathan Fiorello Mount Kellett Capital Management LP 280 Park Avenue, 4th Floor East New York, New York 10017 (212) 588-6100	with a copy to: Robert G. Minion, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas, 17th Floor New York, New York 10020 (646) 414-6100
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 15, 2014
(Date of Event Which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G10082140
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Mount Kellett Capital Management LP
2. Check the Appropriate Box if a Member of a Group		(a) [ ]
		(b) [ ]
3. SEC Use Only
4. Source of Funds (See Instructions): WC
5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
Not Applicable
6. Citizenship or Place of Organization: Delaware

Number of	7. Sole Voting Power:	5,923,158*
Shares Beneficially	8. Shared Voting Power:	0
Owned by
Each Reporting	9. Sole Dispositive Power:	5,923,158*
Person With	10. Shared Dispositive Power:	0

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 5,923,158*
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
Not Applicable
13. Percent of Class Represented by Amount in Row (11): 6.3%*
14. Type of Reporting Person (See Instructions): IA

 *As of December 22, 2014 (the “Filing Date”), certain funds and accounts (collectively, the “Funds”) affiliated with Mount Kellett Capital Management LP, a Delaware limited partnership (the “Reporting Person”), held an aggregate of 5,923,158 shares of common stock, par value $0.005 per share (the “Common Stock”), of Energy XXI Ltd, a company organized under the laws of Bermuda (the “Company”). The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Based on the Company’s Quarterly Report for the quarterly period ended September 30, 2014, filed on Form 10-Q with the U.S. Securities and Exchange Commission, as of October 31, 2014, there were 93,869,865 shares of Common Stock issued and outstanding. Thus, for the purposes of Rule 13d-3 under the Exchange Act of 1934, the Reporting Person is deemed to beneficially own 6.3% of the Common Stock issued and outstanding as of the Filing Date.

Item 1.       Security and Issuer.

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.005 per share (the “Common Stock”), of Energy XXI Ltd, a company organized under the laws of Bermuda (the “Company”). The principal executive offices of the Company are located at Canon’s Court, 22 Victoria Street, PO Box HM 1179, Hamilton HM EX, Bermuda.

Item 2.       Identity and Background.

This statement is being filed on behalf of Mount Kellett Capital Management LP (the “Reporting Person”), a Delaware limited partnership, whose business address is 280 Park Avenue, 4th Floor East, New York, New York, 10017. The Reporting Person is a multi-strategy private investment firm focused on global value, special situations and opportunistic investing. The Reporting Person, through one or more intermediate entities, provides investment advisory and other services to its affiliated funds and accounts (collectively, the “Funds”). The Reporting Person possesses the sole power to vote and the sole power to direct the disposition of all securities held by the Funds. Mark McGoldrick serves as the Chief Investment Officer of the Reporting Person and, in such capacity, exercises voting control and dispositive control over all securities which may be deemed to be beneficially owned by the Reporting Person, including those held by the Funds.

Neither the Reporting Person, Mr. McGoldrick, nor any other senior executives employed by the Reporting Person, have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor have they been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which they were or are now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.       Source and Amount of Funds or Other Consideration.

All of the funds used in making the purchases of the Common Stock described in this Schedule 13D came from the assets of the Funds.

Item 4.       Purpose of Transaction.

The Reporting Person, on behalf of the Funds, acquired and continues to hold the Common Stock reported in this Schedule 13D for investment purposes and in pursuit of its investment objectives.

On December 15, 2014, Norman Louie, a Managing Director at the Reporting Person, was appointed to the Company’s Board of Directors (the “Board”).

Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.

Previously, the Reporting Person reported its holdings of the Common Stock of the Company on Schedule 13G pursuant to Rule 13d-1(b) under the Exchange Act of 1934 (the “1934 Act”).

Item 5.       Interest in Securities of the Issuer.

As of December 22, 2014 (the “Filing Date”), the Funds hold 5,923,158 shares of Common Stock. The Reporting Person, through one or more intermediate entities, possesses the sole power to vote and the sole power to direct the disposition of all securities of the Company held by the Funds. Based on the Company’s Quarterly Report for the quarterly period ended September 30, 2014, filed on Form 10-Q with the U.S. Securities and Exchange Commission, as of October 31, 2014, there were 93,869,865 shares of Common Stock issued and outstanding. Thus, for the purposes of Rule 13d-3 under the 1934 Act, the Reporting Person is deemed to beneficially own 6.3% of the Common Stock issued and outstanding as of the Filing Date.

In the period commencing sixty (60) days prior to December 15, 2014, the date of the event which required the filing of this Schedule 13D, and ending on the Filing Date, there were no transactions in Common Stock or securities convertible into, exercisable for or exchangeable for, Common Stock, by the Reporting Person, or any other person or entity controlled by the Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control.

Item 6.       Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between the Reporting Person, or any other person or entity controlled by the Reporting Person, or any person or entity for which the Reporting Person possesses voting or investment control, and any other person or entity.

[signature follows on the next page]

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 22, 2014

MOUNT KELLETT CAPITAL MANAGEMENT LP

By:	Mount Kellett Capital Management GP LLC,
its general partner

	By:	/s/ Jonathan Fiorello
Jonathan Fiorello
Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).